THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

Metropolitan House 20 Brindley Road Manchester M16 9HQ United Kingdom 44 161 886 4764

GEROVA Financial Group, Ltd.

CIRCULAR TO SHAREHOLDERS

30 April 2010

A notice convening an extraordinary general meeting of GEROVA Financial Group, Ltd. (the “EGM”) to be held at the offices of Hodgson Russ LLP, 1540 Broadway, 24th floor, New York, New York 10036, on Wednesday, the 12th day of May 2010, at 10:00 a.m. is set out on pages 4 and 5 of this circular.

The chairman of the board of directors of the Company (or another director elected by the directors) shall preside as chairman of the EGM.  The chairman shall exercise his right to demand that each resolution put to the vote of the EGM shall be decided on a poll.

In accordance with Article 12 of the Articles of Association of the Company, the directors of the Company have fixed 26 April 2010 as the record date for the purposes of determining the Members entitled to notice of, and to vote at, the EGM.  You are entitled to one vote for every ordinary share (the “Ordinary Shares”) for which you are registered as the holder at the close of business on 26 April 2010, save that holders of the Company’s Series A Fixed Price Mandatory Convertible Preferred Shares (the “Series A Preferred Shares”) shall vote on an “as converted” basis, together as a single class, with the Ordinary Shares.  The Series A Preferred Shares represent, on an “as converted” basis, over 90% of the Ordinary Shares.  Our warrants do not have any voting rights with respect to the EGM and (except for the shares included therein) our units do not have any separate voting rights at the EGM. Holders of the Series A Preferred Shares have consented to and are expected to approve each of the resolutions set forth in the notice of the EGM and their votes are expected to be sufficient for the approval of each resolution at the EGM.

A form of proxy for use at the EGM is enclosed with this circular. Whether or not you intend to be present at the EGM, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the offices of Gerova Financial Group, Ltd., Metropolitan House, 20 Brindley Road, Manchester M16 9HQ, United Kingdom or by facsimile to +44 870 135 4297, in each case marked for the attention of Chris Holmes, Vice President, as soon as possible but in any event not later than the time appointed for holding the EGM or any adjournment thereof. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the EGM or any adjourned meeting should you so wish.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS REVIEWED THIS PROXY STATEMENT OR REVIEWED OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR AND PROXY. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 3 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A shareholder entitled to attend and vote at the above EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. A proxy need not be a shareholder of the Company.

2
A form of proxy for use at the EGM is enclosed.  Whether or not you propose to attend the EGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then send it to, or deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Gerova Financial Group, Ltd., Metropolitan House, 20 Brindley Road, Manchester M16 9HQ, United Kingdom or sent by facsimile to +44 870 135 4297, in each case marked for the attention of Chris Holmes, Vice President, not later than the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote.  A proxy that is not deposited or submitted in this manner shall be invalid.  Returning the completed form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

3
Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or executes a specific proxy.

4
If two or more persons are jointly regarded as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders.  For this purpose seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares.

NOTICE

GEROVA Financial Group, Ltd.

(the "Company")

Notice of Extraordinary General Meeting of the Company

Notice is hereby given that an Extraordinary General Meeting of the Company (the "EGM") will be held at the offices of Hodgson Russ LLP, 1540 Broadway, 24th floor, New York, New York 10036, on Wednesday, the 12th day of May 2010, at 10:00 a.m. for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1	As an Ordinary Resolution

THAT the Company’s 2010 Stock Incentive Plan, in the form attached hereto as Exhibit A, be and is hereby approved and adopted.

2	As a Special Resolution

THAT, with immediate effect, the existing Articles of Association of the Company be and are hereby amended by the insertion of a new Article 174A immediately after Article 174 as follows:

“174A
Notwithstanding the provisions of Article 174 or any other provision of these Articles, all, and not less than all, of the Series A Preferred Shares may at any time be converted into Conversion Shares at a Conversion Price of US$6.00, upon agreement between the Company and the Majority Holders.  Such conversion shall be effected by means of the automatic redemption of the Series A Preferred Shares and the automatic issuance of the relevant number of Ordinary Shares issuable upon the conversion thereof.”

3	As an Ordinary Resolution

THAT the authorised share capital of the Company be increased from US$36,000.00, divided into 350,000,000 Ordinary Shares of a par value of US$0.0001 each and 10,000,000 preferred shares of a par value of US$0.0001 each, to US$100,000.00, divided into 500,000,000 Ordinary Shares of a par value of US$0.0001 each and 500,000,000 preferred shares of a par value of US$0.0001 each, by the creation of an additional 150,000,000 Ordinary Shares of a par value of US$0.0001 each and an additional 490,000,000 preferred shares of a par value of US$0.0001 each.

4	As a Special Resolution

THAT, subject to Resolutions 2 and 3 above being passed, the Second Amended and Restated Memorandum and Articles of Association of the Company, currently in effect, be and are hereby amended and restated by their deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association in the form attached hereto as Exhibit B, with effect from 19 May 2010.

5	As an Ordinary Resolution

THAT the transaction of such other business as may properly come before the EGM or any adjournment or postponement thereof be approved.

By order of the Board	Metropolitan House
20 Brindley Road
Dr. Gary T. Hirst	Manchester M16 9HQ
Director	United Kingdom
44 161 886 4764
April 30, 2010

*A form of proxy has been included with this Notice.

OUR EXTRAORDINARY GENERAL MEETING

We are furnishing this circular and form of proxy to our shareholders as part of the solicitation of proxies by our board of directors for use at the EGM.

Date, Time and Place. We will hold the EGM at 10:00 a.m., New York time, on 12 May 2010, at Hodgson Russ LLP, 1540 Broadway, 24th floor, New York, New York 10036, to consider and, if thought fit, pass and approve the following resolutions.

Purpose. At the EGM, holders of our shares will be asked:

1.           to approve by ordinary resolution a proposed stock incentive plan, in the form annexed hereto as Exhibit A (the “Stock Incentive Plan Proposal”);

2.           to approve by special resolution the amendment of the existing Articles of Association of the Company to permit the immediate conversion of all issued and outstanding Series A Preferred Shares into Ordinary Shares (the “Series A Conversion Proposal”);

3.           to approve by ordinary resolution the increase of our authorized ordinary shares from 350,000,000 shares of $0.0001 par value each to 500,000,000 shares of $0.0001 par value each and an increase in the number of our authorized shares from 10,000,000 shares of $0.0001 par value each to 500,000,000 preferred shares of $0.0001 par value each (the “Increased Capital Proposal”);

4.           to adopt by special resolution the Third Amended and Restated Memorandum and Articles of Association of the Company, in the form annexed hereto as Exhibit B (the “Amendment Proposal”); and

5.           to approve by ordinary resolution the transaction of such other business as may properly come before the EGM or any adjournment or postponement thereof  (the “Other Matters Proposal”).

Our board of directors recommends that you vote or instruct your vote to be cast “FOR” the approval of the Stock Incentive Plan Proposal, “FOR” the Series A Conversion Proposal, “FOR” the approval of the Increased Capital Proposal, “FOR” the approval of the Amendment Proposal, and “FOR” the approval of the Other Matters Proposal.

You will be entitled to vote or direct votes to be cast at the EGM if you owned Ordinary Shares as of the close of business on 26 April, 2010, which is the record date for the EGM. When voting on the proposals, you will have one vote for each Ordinary Share for which you are registered as the holder at the close of business on the record date save that holders of the Series A Preferred Shares shall vote on an “as converted” basis, together as a single class, with the Ordinary Shares.  The Series A Preferred Shares represent, on an “as converted” basis, over 90% of the Ordinary Shares.  Our warrants do not have any voting rights with respect to the EGM and (except for the shares included therein) our units do not have any separate voting rights at the EGM. Holders of the Series A Preferred Shares have consented to and are expected to approve each of the resolutions set forth above and their votes are expected to be sufficient for the approval of each resolution at the EGM.

Vote Required to Approve the Stock Incentive Plan Proposal

The approval of the Stock Incentive Plan Proposal requires the affirmative vote of holders of a majority of our outstanding shares who vote in person or by proxy at the EGM, which includes the holders of the Series A Preferred Shares.

Vote Required to Approve the Series A Conversion Proposal

The approval of the Series A Conversion Proposal requires the affirmative vote of holders of two-thirds of our outstanding shares who vote in person or by proxy at the EGM, which includes the holders of the Series A Preferred Shares.

Vote Required to Approve the Increased Capital Proposal

The approval of the Increased Capital Proposal requires the affirmative vote of holders of a majority of our outstanding shares who vote in person or by proxy at the EGM, which includes the holders of the Series A Preferred Shares.

Vote Required to Approve the Amendment Proposal

 The approval of the Amendment Proposal requires the affirmative vote of holders of two-thirds of our outstanding shares who vote in person or by proxy at the EGM, which includes the holders of the Series A Preferred Shares.

Vote Required to Approve the Other Matters Proposal

The approval of the Other Matters Proposal requires the affirmative vote of holders of a majority of our outstanding shares who vote in person or by proxy at the EGM, which includes the holders of the Series A Preferred Shares.

PROPOSAL 1

THE STOCK INCENTIVE PLAN PROPOSAL

Proposal

We are seeking stockholder approval for the Gerova Financial Group, Ltd. 2010 Stock Incentive Plan (the “2010 Plan”).  Our board of directors believes that it is in the best interests of the Company and its shareholders that the 2010 Plan be adopted.

Description of the Gerova Financial Group, Ltd. 2010 Stock Incentive Plan

The following is a brief description of certain material features of the 2010 Plan, the full text of which is attached as Exhibit A. This summary is qualified in its entirety by reference to Exhibit A and, in the event of any conflict between this summary and the 2010 Plan, the terms of the 2010 Plan shall govern.  If the 2010 Plan is approved, we intend to file a registration statement pursuant to the Securities Act of 1933, as amended, on Form S-8, to register the shares authorized for grant under the 2010 Plan.

General. The 2010 Plan provides for various types of awards denominated in Ordinary Shares to employees, officers, nonemployee directors and agents of the Company and its participating subsidiaries. The purposes of the 2010 Plan are to align employee interests with those of our shareholders, to attract and retain employees by providing competitive compensation opportunities, and to provide incentives for those employees who contribute to the long-term performance and growth of the Company and its subsidiaries.

Administration. The 2010 Plan is administered by the compensation committee of the board of directors. With respect to participants who are directors, the plan may be administered by the entire board of directors.

The committee has the authority to administer and interpret the 2010 Plan, to determine the employees to whom awards will be made under the 2010 Plan and, subject to the terms of the 2010 Plan, the type and size of each award, the terms and conditions for vesting, cancellation and forfeiture of awards and the other features applicable to each award or type of award. The committee may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, waive any conditions or restrictions imposed with respect to awards or the stock issued pursuant to awards and make any and all other determinations that it deems appropriate with respect to the administration of the 2010 Plan, subject to the minimum vesting requirements of the 2010 Plan, the prohibitions in the 2010 Plan against re-pricing, the provisions of Sections 162(m) and 409A of the Internal Revenue Code of 1986, as amended (the “IRC”), the laws of the Cayman Islands and the Amended Articles and any other applicable laws or exchange rules.

The committee may delegate some or all of its authority over administration of the 2010 Plan to one or more officers or directors, except with respect to persons who are Section 16(a) officers or covered employees (as defined in the 2010 Plan).

Eligibility. All “employees” of the Company — within the broad definition set forth in the instructions to the SEC’s Form S-8 registration statement —are eligible to receive awards under the 2010 Plan. This definition includes nonemployee directors of the Company. Participation is discretionary—awards are subject to approval by the committee.

Shares Subject to the Plan. The 2010 Plan provides that up to 20 million shares shall be available for grant pursuant to the various types of awards that may be granted under the plan, but that each share subject to an option or SAR shall be counted as one share.

The number of shares authorized for grant under the 2010 Plan is subject to adjustment, as described below, if there is a change in the Ordinary Shares, such as a share split or other transaction that increases (or decreases) the number of Ordinary Shares outstanding.

The maximum number of Ordinary Shares that may be issued under the 2010 Plan will not be affected by the payment in cash of dividends or dividend equivalents in connection with outstanding awards, the granting or payment of stock-denominated awards that by their terms may be settled only in cash, or awards that are granted in connection with a transaction between the Company or a subsidiary and another entity or business in substitution or exchange for, or conversion adjustment, assumption or replacement of, awards previously granted by such other entity to any individuals who have become employees (as defined in the 2010 Plan) as a result of such transaction.

Ordinary Shares issued in connection with awards under the 2010 Plan may be shares that are authorized but unissued, or previously issued shares that have been reacquired, or both.

If an award under the 2010 Plan is forfeited, canceled, or terminated or expires prior to the issuance of shares, the shares subject to the award will be available for future grants under the 2010 Plan. However, shares subject to outstanding awards granted under other plans shall not be subject to future issuance pursuant to awards granted under the 2010 Plan.

Limits on Awards. There are no limits to the class or classes of employees to which awards may be granted under the 2010 Plan, or to the number of shares authorized for grant that may be granted pursuant to the various types of awards permitted under the plan. However, the aggregate number of Ordinary Shares that may be subject to awards of options and SARs, and/or stock awards under the 2010 Plan to any one employee in a calendar year shall not exceed 1,000,000. This limit will be subject to adjustment, as described below, to reflect certain changes in the outstanding Ordinary Shares, such as a share split.

Types of Awards. The following types of awards may be made under the 2010 Plan. All of the awards described below are subject to the conditions, limitations, restrictions, vesting and forfeiture provisions determined by the committee, in its sole discretion, subject to such limitations as are provided in the plan. The number of shares subject to any award is also determined by the committee, in its discretion.

Restricted Stock. A restricted stock award is an award of outstanding Ordinary Shares that does not vest until after a specified period of time, or satisfaction of other vesting conditions as determined by the committee, and which may be forfeited if conditions to vesting are not met. Participants generally receive dividend payments on the shares subject to their award during the vesting period (unless the awards are subject to performance-vesting criteria) and are also generally entitled to indicate a voting preference with respect to the shares underlying their awards. All shares underlying outstanding restricted stock awards are voted proportionately to the restricted shares for which voting instructions are received.

Deferred Stock. A deferred stock award is an unfunded, unsecured promise to deliver Ordinary Shares to the participant in the future, if the participant satisfies the conditions to vesting, as determined by the committee.  Participants do not have voting rights, but generally receive dividend equivalent payments during the vesting period (unless the awards are subject to performance-vesting criteria).

Stock Units. A stock unit is an award denominated in Ordinary Shares that may be settled either in shares and/or cash, subject to terms and conditions determined by the committee.

Stock Payment. Subject to plan limits, the committee may issue unrestricted Ordinary Shares, alone or in tandem with other awards, in such amounts and subject to such terms and conditions as the committee shall determine. A stock payment may be granted as, or in payment of, a bonus (including without limitation any compensation that is intended to qualify as performance-based compensation for purposes of Section 162(m) of the IRC), or to provide incentives or recognize special achievements or contributions. Because stock payments are not subject to vesting conditions, they may be made only from the 20% of the shares authorized for awards under the 2010 Plan that are not subject to the minimum vesting requirements described below.

Non-qualified Stock Options. An award of a nonqualified stock option under the 2010 Plan grants a participant the right to purchase a certain number of Ordinary Shares during a specified term in the future, after a vesting period, at an exercise price equal to at least 100% of the “fair market value” (see below) of the Ordinary Shares on the grant date. The term of a non-qualified stock option may not exceed 10 years from the date of grant. The exercise price may be paid with cash, Ordinary Shares already owned by the participant or with the proceeds from a sale of the shares subject to the option. A non-qualified stock option is an option that does not qualify under Section 422 of the IRC.

Incentive Stock Options. An incentive stock option is a stock option that meets the requirements of Section 422 of the IRC, which include an exercise price of not less than 100% of “fair market value” on the grant date, a term of no more than 10 years, and that the option be granted from a plan that has been approved by shareholders.

Stock Appreciation Rights (SARs). A SAR, upon exercise, entitles the participant to receive an amount equal to the difference between the fair market value of Ordinary Shares on the exercise date and the exercise price of the SAR (which may not be less than 100% of fair market value of an Ordinary Share on the grant date) times the number of shares subject to the SAR. A SAR may be granted in substitution for a previously granted option, and if so, the exercise price of any such SAR may not be less than 100% of the fair market value of Ordinary Shares as determined at the time the option for which it is being substituted was granted. Payment to a participant upon the exercise of a SAR may be in cash and/or Ordinary Shares.

Definition of “Fair Market Value.” For purposes of any option or SAR granted under the 2010 Plan, “fair market value” means the NYSE Amex Exchange (or other national securities exchange) closing price on the trading date immediately preceding the grant date, or the closing price on the grant date in the case of a grant to a Section 16(a) officer.

Minimum Vesting Requirements. Under the 2010 Plan, the shares available for awards under the plan may not be vest in full prior to the third anniversary of the award date (except in certain circumstances, such as retirement, death, disability, leave of absence, termination of employment, the sale or other disposition of a participant’s employer or other similar event). Additionally, this three-year minimum vesting schedule will not apply to the extent that any award would become vested upon the achievement of performance objectives over a period of at least one year, and such objectives are in fact achieved.

Payment of Exercise Price. Payment of the exercise price of a non-qualified stock option or incentive stock option may be made by methods permitted by the committee from time to time, including payment in cash, by tendering (actually or by attestation) Ordinary Shares owned by the participant for any minimum period of time that the committee may specify, and that have a fair market value equal to the exercise price; by a combination of cash and Ordinary Shares; or by authorizing the sale of the number of shares otherwise issuable upon exercise, with the sale proceeds applied towards the exercise price. Additionally, the committee may provide that stock options can be net exercised, that is, to be exercised by issuing shares having a value approximately equal to the difference between the aggregate value of the shares as to which the option is being exercised and the aggregate exercise price for such number of shares.

Prohibition against Repricing. The 2010 Plan prohibits the issuance of awards in substitution for outstanding awards or any other adjustment that would constitute a repricing (within the meaning of U.S. generally accepted accounting principles or any applicable stock exchange rule) of awards.

Additional Forfeiture Provisions. Awards granted under the 2010 Plan are subject to forfeiture if, after a termination of employment, the participant engages in certain activities that are materially injurious to or in competition with the Company.

Non-U.S. Participants. To accommodate differences in local law, tax policy or custom, awards granted to employees who are not U.S. nationals or who are employed outside the U.S. may be subject to special terms, conditions and documentation as provided by the committee.

Deferrals. The committee may postpone the exercise of awards, or the issuance or delivery of shares or cash pursuant to any award for such periods and upon such terms and conditions as the committee determines, but not in contravention of Section 409A of the IRC. In addition, the committee may, but not in contravention of Section 409A of the IRC, determine that all or a portion of a payment to a participant, whether in cash and/or shares, will be deferred in order to prevent the Company or any subsidiary from being denied a federal income tax deduction with respect to an award granted under the 2010 Plan.

Non-Transferability. During the vesting period, and prior to the lapse of any sale restriction on shares delivered in an option exercise, awards and sale restricted shares are not transferable other than by will or the laws of descent and distribution. However, the committee may permit participants to transfer certain nonqualified stock options or shares issued as a result of an option exercise but that are subject to a restriction on transferability, one time to an immediate family member or a trust for the benefit of immediate family members.

Adjustments. The 2010 Plan provides that the committee shall make appropriate equitable adjustments to the maximum number of shares available for issuance under the 2010 Plan and other limits stated in the plan, the number of shares covered by outstanding awards, and the exercise prices and performance measures applicable to outstanding awards. Such changes will be made to reflect changes in the capital structure of the Company (including a change in the number of Ordinary Shares outstanding) on account of any share dividend, share split, reverse share split, share consolidation or any similar equity restructuring, or any combination or exchange of equity securities, merger, consolidation, recapitalization, reorganization or similar event, and/or to the extent necessary to prevent the enlargement or diminution of participants’ rights by reason of any such transaction or event or any extraordinary dividend, divestiture or other distribution (other than ordinary cash dividends) of assets to shareholders. Such adjustments will be made only to the extent they conform to the requirements of applicable provisions of the IRC and other applicable laws and regulations. The committee, in its discretion, may decline to adjust an award if it determines that the adjustment would violate applicable law or result in adverse tax consequences to the participant or to the Company.

Change of Control. The 2010 Plan provides that at any time prior to, at or after the time of a “change of control” (as defined in the plan) that, with respect to a participant whose employment has been terminated as a result of the change of control, the committee, may, in its discretion, provide for the acceleration of any time periods or the waiver of any other conditions to vesting, exercise, payment or distribution of an award, or provide for the purchase of any award. For these purposes, a termination as a result of the change of control shall mean involuntary termination of employment other than for “gross misconduct” or by the participant for “good reason” (each as defined in the applicable award agreement) upon, or on or prior to the first anniversary of the change of control. In addition, the committee may also provide for the termination or adjustment of awards as it deems necessary to reflect a transaction or change, or for the assumption or substitution of awards by a surviving corporation, upon a change of control. The 2010 Plan defines a “change of control” to mean (i) a person acquiring direct or indirect beneficial ownership of 50 percent (50%) or more of the combined voting power of the Company’s then outstanding securities (30 percent (30%) if such “person” acquires such securities within a twelve month period); (ii) adoption by shareholders of a plan or proposal for the dissolution or liquidation of the Company; (iii) certain changes in the majority of the board of directors of the Company (not including the election of directors whose election or nomination was approved by a majority of the then incumbent board); (iv) a sale, transfer or distribution of all or substantially all of the Company’s assets; or (v) a reorganization, merger, consolidation or other corporate transaction that results in shareholders not owning more than 50% of the combined voting power of the Company or other corporation resulting from the transaction. Notwithstanding the foregoing, for any awards subject to Section 409A of the IRC, the effect of a change of control and what constitutes a change of control shall be set forth in the terms governing the actual award.

Amendment and Termination. The 2010 Plan may be further amended or terminated by the committee at any time, provided that no amendment shall be made without shareholder approval if it would materially increase the number of shares available under the plan, materially expand the types of awards available under the plan or the class of persons eligible to participate in the plan, materially extend the term of the plan, materially change the method of determining the exercise price of an option or SAR granted under the plan, delete or limit the prohibition against repricing, or otherwise require approval by shareholders in order to  comply with applicable law or the rules of the NYSE Amex Exchange (or principal national securities exchange upon which the Ordinary Shares are traded). Notwithstanding the foregoing, with respect to awards subject to Section 409A of the IRC, any termination, suspension or amendment of the plan shall conform to the requirements of Section 409A of the IRC. Except as may be required to comply with applicable tax law, no termination, suspension or amendment of the plan shall adversely affect the right of any participant with respect to a previously granted award without the participant’s written consent.

Duration. The 2010 Plan will terminate on April 9, 2015, unless terminated earlier by our board of directors.

Plan Benefits. Future benefits under the 2010 Plan are not currently determinable. Whether future awards are made depends on committee actions, and even in cases where the terms of employee contracts call for guaranteed bonuses to be paid as stock awards, or otherwise provide for any type of equity awards, all equity awards are subject to vesting conditions, so the monetary benefits to be gained from any equity award will ultimately depend on the future price of Ordinary Shares, among other factors.

Certain United States Federal Income Tax Consequences

The following is a brief summary of the principal United States federal income tax consequences to participants subject to United States federal income taxation in connection with transactions under the 2010 Plan, based on current United States federal income tax laws. This summary is not intended to be exhaustive, does not constitute tax advice and, among other things, does not describe state, local or foreign tax consequences, which may be substantially different. This summary also does not address any federal tax consequences associated with the holding of Ordinary Shares including, but not limited to, any consequences associated with “passive foreign investment company” or “controlled foreign corporation” issues.  The Company is not subject to tax in Cayman Islands and, as a consequence, the taxation of participants does not affect the taxation of the Company.

Restricted Stock. A participant generally will not be taxed at the time of a restricted stock award but will recognize taxable income when the award vests or otherwise is no longer subject to a substantial risk of forfeiture. The amount of taxable income will be the fair market value of the shares at that time. Participants may elect to be taxed at the time of grant by making an election under Section 83(b) of the IRC within 30 days of the award date. If a restricted stock award subject to the Section 83(b) election is subsequently cancelled, no deduction or tax refund will be allowed for the amount previously recognized as income. Unless a participant makes a Section 83(b) election, dividends paid to a participant on shares of an unvested restricted stock award will be taxable to the participant as ordinary income. If the participant made a Section 83(b) election, the dividends will be taxable to the participant as dividend income, which currently is subject to the same rate as capital gains income.

Deferred Stock. A participant will generally not recognize taxable income on the grant of a deferred stock award until shares subject to the award are distributed. The amount of this ordinary income will be the fair market value of the Ordinary Shares on the date of distribution. Any dividend equivalents paid on unvested deferred stock awards are taxable as ordinary income when paid to the participant.

Stock Units. Awards of stock units that are subject to a substantial risk of forfeiture are treated, for federal income tax purposes, in substantially the same manner as deferred stock awards described above.

Stock Awards. A participant will recognize taxable income on the grant of unrestricted stock, in an amount equal to the fair market value of the shares on the grant date.

Non-Qualified Stock Options. Generally, a participant will not recognize taxable income on the grant of a non-qualified stock option provided the exercise price of the option is equal to the fair market value of the underlying stock at the time of grant. Upon the exercise of a nonqualified stock option, a participant will recognize ordinary income in an amount equal to the difference between the fair market value of the Ordinary Shares received on the date of exercise and the option cost (number of shares purchased multiplied by the exercise price per share). The participant will recognize ordinary income upon the exercise of the option even though the shares acquired may be subject to further restrictions on sale or transferability. Generally, upon a subsequent sale of shares acquired in an option exercise, the difference between the sale proceeds and the cost basis of the shares sold will be taxable as a capital gain or loss, including any sale of shares freed from sale restrictions to fund the payment of taxes incurred at exercise.

Incentive Stock Options (ISOs). No taxable income is recognized by a participant on the grant of an ISO. If a participant exercises an ISO in accordance with the terms of the ISO and does not dispose of the shares acquired within two years from the date of the grant of the ISO nor within one year from the date of exercise, the participant will be entitled to treat any gain related to the exercise of the ISO as capital gain (instead of ordinary income). If a participant holds the shares acquired for at least one year from the exercise date and does not sell or otherwise dispose of the shares for at least two years from the grant date, the participant’s gain or loss upon a subsequent sale will be long-term capital gain or loss equal to the difference between the amount realized on the sale and the participant’s basis in the shares acquired. If a participant sells or otherwise disposes of the shares acquired without satisfying the required minimum holding period, such “disqualifying disposition” will give rise to ordinary income equal to the excess of the fair market value of the shares acquired on the exercise date (or, if less, the amount realized upon disqualifying disposition) over the participant’s tax basis in the shares acquired. Additionally, the exercise of an ISO will give rise to an item of tax preference that may result in alternative minimum tax liability for the participant.

Stock Appreciation Rights (SARs). Generally, participants will not recognize taxable income upon the grant of a SAR, but will recognize ordinary income upon the exercise of a SAR in an amount equal to the cash amount received upon exercise (if the SAR is cash-settled) or the difference between the fair market value of the Ordinary Shares received from the exercise of the SAR and the amount, if any, paid by the participant in connection with the exercise of the SAR. The participant will recognize ordinary income upon the exercise of a SAR regardless of whether the Ordinary Shares acquired upon the exercise of the SAR are subject to further restrictions on sale or transferability. The participant’s basis in the shares will be equal to the ordinary income attributable to the exercise and the amount, if any, paid in connection with the exercise of the SAR. The participant’s holding period for shares acquired pursuant to the exercise of a SAR begins on the exercise date.

Withholding. The Company and each subsidiary that participates in the 2010 Plan retains the right to deduct or withhold, or require the participant to permit to his or her employer, an amount sufficient to satisfy federal, state and local and foreign taxes, required by law or regulation to be withheld with respect to any taxable event as a result of the 2010 Plan.

Possible Golden Parachute Tax.  The accelerated vesting of awards under the 2010 Plan upon a change of control of the Company could result in a participant being considered to receive “excess parachute payments” (as defined in Section 280G of the IRC), which payments are subject to a 20% excise tax imposed on the participant.

Section 409A of the IRC. Certain awards under the 2010 Plan may be subject to Section 409A of the IRC, which regulates “nonqualified deferred compensation” (as defined in Section 409A). If an award under the 2010 Plan that is subject to Section 409A is not administered in compliance with Section 409A, then all compensation under the 2010 Plan that is considered “nonqualified deferred compensation” (and awards under any other Company plan that are required pursuant to Section 409A to be aggregated with the award under the 2010 Plan) will be taxable to the participant as ordinary income in the year of the violation, or if later, the year in which the compensation subject to the award is no longer subject to a substantial risk of forfeiture. In addition, the participant will be subject to an additional tax equal to 20% of the compensation that is required to be included in income as a result of the violation, plus interest from the date that the compensation subject to the award was required to be included in taxable income.

Required Vote

The approval of the Stock Incentive Plan Proposal requires the affirmative vote of the holders of a majority of our outstanding shares that are present in person or by proxy and entitled to vote at the EGM, which includes the holders of the Series A Preferred Shares.  Any shares that are present in person or by proxy at the EGM but that abstain or fail to vote on the Stock Incentive Plan Proposal will be counted in determining whether or not a quorum is present at the EGM but will not be counted as shares that have been voted in favor of or against the Stock Incentive Plan Proposal.

Recommendation

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE STOCK INCENTIVE PLAN PROPOSAL.

PROPOSAL 2

THE SERIES A CONVERSION PROPOSAL

Proposal

We are asking our shareholders to approve the amendment of the existing Articles of Association of the Company to permit the immediate conversion of all issued and outstanding Series A Preferred Shares of the Company into Ordinary Shares.  The Articles of Association of the Company will be amended by the insertion of a new Article 174A immediately after Article 174 as follows:

“174A Notwithstanding the provisions of Article 174 or any other provision of these Articles, all, and not less than all, of the Series A Preferred Shares may at any time be converted into Conversion Shares at a Conversion Price of US$6.00, upon agreement between the Company and the Majority Holders.  Such conversion shall be effected by means of the automatic redemption of the Series A Preferred Shares and the automatic issuance of the relevant number of Ordinary Shares issuable upon the conversion thereof.”

Required Vote

The approval of the Series A Conversion Proposal requires the affirmative vote of the holders of two-thirds of our outstanding shares that are present in person or by proxy and entitled to vote at the EGM, which includes the holders of the Series A Preferred Shares.  Any shares that are present in person or by proxy at the EGM but that abstain or fail to vote on the Series A Conversion Proposal will be counted in determining whether or not a quorum is present at the EGM but will not be counted as shares that have been voted in favor of or against the Series A Conversion Proposal.

Recommendation

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE SERIES A CONVERSION PROPOSAL.

PROPOSAL 3

THE INCREASED CAPITAL PROPOSAL

Proposal

We are asking our shareholders to approve an increase in the number of our ordinary shares from 350,000,000 shares of $0.0001 par value each to 500,000,000 shares of $0.0001 par value each and an increase in the number of our authorized preferred shares from 10,000,000 shares of $0.0001 par value each to 500,000,000 shares of $0.0001 par value each.  We are proposing this increase in order to have available enough of our authorized and unissued shares to (a) issue in connection with any future acquisitions and (b) issue such shares or other securities convertible into or exercisable for our shares to raise sufficient capital for additional working capital we may require in the future.

Required Vote

The approval of the Increased Capital Proposal requires the affirmative vote of the holders of a majority of our outstanding shares that are present in person or by proxy and entitled to vote at the EGM, which includes the holders of the Series A Preferred Shares.  Any shares that are present in person or by proxy at the EGM but that abstain or fail to vote on the Increased Capital Proposal will be counted in determining whether or not a quorum is present at the EGM but will not be counted as shares that have been voted in favor of or against the Increased Capital Proposal.

Recommendation

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE INCREASED CAPITAL PROPOSAL.

PROPOSAL 4

THE AMENDMENT PROPOSAL

Proposal

We are asking our shareholders to adopt the Third Amended and Restated Memorandum and Articles of Association (the “Amended Articles”), with effect from 19 May 2010, to, among other things: (a) reflect the increase the authorized share capital of the Company as provided for in the Increased Capital Proposal, (b) remove the provisions governing the Series A Preferred Shares as such shares shall be converted into Ordinary Shares immediately after the conclusion of the EGM as permitted pursuant to the Series A Conversion Proposal, and (c) provide for action by a written consent of a majority of the holders of Ordinary Shares with respect to the adoption of any Ordinary Resolution (as defined in the Amended Articles).

The Amended Articles

The proposed Amended Articles are included as Exhibit B to this circular. We encourage you to read the Amended Articles in its entirety.

Required Vote

The approval of the Amendment Proposal requires the affirmative vote of the holders of two-thirds of our outstanding shares that are present in person or by proxy and entitled to vote at the EGM, which includes the holders of the Series A Preferred Shares.  Shareholders may only vote on the Amendment Proposal as a whole and may not vote on each of the changes individually. The above summary of the Amended Articles is qualified in its entirety by the complete terms of the proposed Amended Articles, a copy of which is attached hereto as Exhibit B. Any shares that are present in person or by proxy at the EGM but that abstain or fail to vote on the Amendment Proposal will be counted in determining whether or not a quorum is present at the EGM but will not be counted as shares that have been voted in favor of or against the Amendment Proposal.

Recommendation

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE AMENDMENT PROPOSAL.

PROPOSAL 5

THE OTHER MATTERS PROPOSAL

Proposal

We are asking our shareholders to authorize us to transact such other business as may properly come before the EGM or any adjournment or postponement thereof.

Required Vote

The approval of the Other Matters Proposal requires the affirmative vote of the holders of a majority of our outstanding shares that are present in person or by proxy and entitled to vote at the EGM, which includes the holders of the Series A Preferred Shares.   Any shares that are present in person or by proxy at the EGM but that abstain or fail to vote on the Other Matters Proposal will be counted in determining whether or not a quorum is present at the EGM but will not be counted as shares that have been voted in favor of or against the Other Matters Proposal.

Recommendation

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE OTHER MATTERS PROPOSAL.